Exhibit 99.1

Press Release	April 29, 2016

Cnova N.V. - Receipt of NASDAQ Notice of Deficiency

Amsterdam — April 29, 2016; 22:05 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV, ISIN NL0010949392) (“Cnova” or the “Company”) today announced that, on April 28, 2016, the Company received notice from the NASDAQ Listing Qualifications Staff indicating that the Company no longer complies with the NASDAQ Listing Rules (the “Rules”) for continued listing because the Company has not yet filed its Annual Report on Form 20-F for the year ended December 31, 2015, as required by NASDAQ Rule 5250(c)(1).

Under the Rules, the Company has until June 27, 2016, to submit to NASDAQ a plan to regain compliance and, if NASDAQ accepts the Company’s plan, NASDAQ may grant an exception from the Rules that would allow the Company until October 31, 2016, to regain compliance.  As previously disclosed by the Company, the Company has engaged external legal and forensic accountants in connection with its internal review of inventory and accounting discrepancies at Cnova’s Brazilian subsidiary, as a result of which the Company was unable to file its Annual Report on Form 20-F for the year ended December 31, 2015, within the prescribed time.  The internal review is ongoing, but the Company expects that it will be able to regain compliance with the Rules by the specified deadline.

Earlier today, the Company filed its Form 12b-25 Notice of Late Filing with the U.S. Securities and Exchange Commission. The Company currently expects to publish and file its 2015 Annual Report on Form 20-F in June 2016 and its 2015 Dutch Annual Report at approximately the same time.

This announcement is being made in compliance with Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency letter.  The notice letter from the NASDAQ Listing Qualifications Staff does not result in the delisting of the Company’s ordinary shares, which will continue to trade uninterrupted on The NASDAQ Stock Market, and for the avoidance of doubt on Euronext Paris, under the symbol “CNV.”

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Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communications directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 32 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: Cnova’s ability to regain compliance with the NASDAQ Listing Rules for continued listing; the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the ongoing internal review regarding inventory and accounting matters in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.